SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.     )
                                            -----
                      TICKETMASTER ONLINE-CITYSEARCH, INC.
                      ------------------------------------
                                (Name of Issuer)


                              CLASS B COMMON STOCK
                              --------------------
                         (Title of Class of Securities)


                                    88633P203
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule  14d-1(b)

[ ]     Rule  13d-1(c)

[X]     Rule  13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)     Names  of  Reporting  Persons
      I.  R.  S.  Identification  Nos.  of  Above  Persons  (entities  only)

       CPQ  Holdings,  Inc.
       51-0337545

2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

       (a)
          -----
       (b)
          -----

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization

       Delaware,  United  States  of  America


Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With


5)  Sole  Voting  Power:  743,359

6)  Shared  Voting  Power:  0

7)  Sole  Dispositive  Power:  743,359

8)  Shared  Dispositive  Power:  0


9)     Aggregate  Amount Beneficially Owned by Each Reporting  Person:
              743,359


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11)     Percent  of  Class  Represented  by  Amount  in  Row  (9):  8.34%


12)     Type  of  Reporting  Person  (See  Instructions):  CO

ITEM  1(A).     NAME  OF  ISSUER.

                Ticketmaster  Online-CitySearch,  Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. 790 E. Colorado Blvd., Suite 200, Pasadena, CA 91101


ITEM  2(A).     NAME  OF  PERSON  FILING.
                CPQ  Holdings,  Inc.


ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. 20555 SH 249, Houston, TX 77070


ITEM  2(C).     CITIZENSHIP.
                Delaware, United  States  of  America


ITEM  2(D).     TITLE  OF  CLASS  OF  SECURITIES.
                Class  B  Common  Stock


ITEM  2(E).     CUSIP  NUMBER.
                88633P203

ITEM  3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)            Broker  or  Dealer  registered  under  Section 15 of the Act
      -----
(b)            Bank  as  defined  in  Section  3(a)(6)  of  the  Act
      -----
(c)            Insurance  Company  as  defined  in  Section  3(a)(19) of the Act
      -----
(d)            Investment  Company  registered under section 8 of the Investment
      -----    Company  Act
(e)            Investment Adviser registered under section 203 of the Investment
      -----    Advisers  Act  of  1940
(f)            Employee  Benefit  Plan,  Pension  Fund  which  is subject to the
      -----    provision  of  the  Employee Retirement  Income  ecurity  Act of
               1974 or Endowment Fund;  see  240.13d-1(b)(1)(ii)(F)

(g)            Parent  Holding  Company, in accordance with  240.13d-1(b)(ii)(G)
      -----    (Note:  See  Item  7)
(h)            Group,  in  accordance  with  240.13d-1(b)(1)(ii)(H)
      -----

ITEM 4. OWNERSHIP. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)     Amount  Beneficially  Owned:  743,359

(b)     Percent  of  Class:  8.34%

(c)     Number  of  Shares  as  to  which  such  person  has:

     (i)       sole  power  to  vote  or  to  direct  the  vote:        743,359
     (ii)      shared power to vote or to direct the vote:                    0
     (iii)     sole  power  to dispose or to direct the disposition of: 743,359
     (iv)      shared  ower to dispose or to direct the disposition of:       0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OF  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

     Instruction:  Dissolution  of  a  group  requires  a response to this item.

     Not  Applicable


ITEM  6.     OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not  Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not  Applicable

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not  Applicable

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not  Applicable


ITEM  10.     CERTIFICATION.

     The following certification shall be included in the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  16,  1999            By: /s/ Earl  L.  Mason
      --------------------                -----------------------
                                              Earl  L.  Mason
                                              President
                                              CPQ  Holdings,  Inc.

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.